# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CALCIMEDICA, INC., CIK 0001534133
CUSIP: 38942Q202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 09/01/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001829126-25-004015
Filed by CIK 0001886343

## Reporting persons
- Avenue Venture Opportunities Fund II, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,359,553 (8.87% of the class)
  Comment: (1) Aggregate amount owned includes 718,390 shares of common stock issuable upon conversion of a loan to Issuer in the principal amount of $2 million and 641,163 shares of common stock issuable upon exercise of warrants outstanding. Such loan is convertible at any time at lender's option at a per share conversion price of $2.784.
  
  (2) Percent of class is based on. 13,972,177 fully diluted shares of Common Stock of CalciMedica, Inc. (the "Issuer") outstanding as of August 6, 2025.
- Avenue Capital Management II, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,359,553; shared voting power 0; sole dispositive power 1,359,553; shared dispositive power 0; aggregate amount beneficially owned 1,359,553 (8.87% of the class)
  Comment: (1) Avenue Capital Management II, L.P. is a registered investment adviser and is the manager ("Manager") of Avenue Venture Opportunities Fund II, L.P. (the "Fund"). The general partner of the Fund has delegated all management authority to Manager and therefore, Manager has sole voting and dispositive power over all securities of Issuer held by the Fund but disclaims beneficial ownership thereof except to the extent of its pecuniary interest, if any, therein.
  
  (2) Percent of class is based on 13,972,177 shares of Common Stock of Issuer outstanding as of August 6, 2025.
- Avenue Venture Opportunities Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,359,553 (8.87% of the class)
  Comment: (1) Avenue Venture Opportunities Partners II, LLC ("AVOPII") is the general partner of the Fund. AVOPII has delegated voting and dispositive power over securities held by the Fund to Manager and disclaims beneficial ownership of securities held by the Fund, except to the extent of its pecuniary interest, if any, therein.
  
  (2) Percent of class is based on 13,972,177 shares of Issuer's common stock outstanding as of August 6, 2025.
- GL Venture Opportunities Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,359,553 (8.87% of the class)
  Comment: (1) GL Venture Opportunities Partners II, LLC ("GLVOPII") is the managing member of AVOPII, the general partner of the Fund. GLVOPII has no voting or dispositive power over securities held by the Fund and disclaims beneficial ownership of securities held by the Fund, except to the extent of its pecuniary interest, if any, therein.
  
  (2) Percent of class is based on 13,972,177 shares of Issuer's common stock outstanding as of August 6, 2025.
- Marc Lasry: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,359,553 (8.87% of the class)
  Comment: (1) Marc Lasry is the beneficial owner of GLVOPII and therefore, is the ultimate beneficial owner of the Fund. Mr. Lasry does not have voting or dispositive power over securities held by the Fund.
  
  (2) Percent of class is based on 13,972,177 shares of Issuer's common stock outstanding as of August 6, 2025.

## Item 1. Issuer
Name of issuer: CALCIMEDICA, INC.
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, California 92037

## Item 2. Person Filing
Name of person filing:
Avenue Venture Opportunities Fund II, L.P.,
Avenue Capital Management II, L.P.,
Avenue Venture Opportunities Partners II, LLC,
GL Venture Opportunities Partners II, LLC,
Marc Lasry
Address of principal business office or, if none, residence:
Avenue Capital Group
11 West 42nd Street, 9th Floor,
New York, New York 10036
Citizenship:
Avenue Venture Opportunities Fund II, L.P., Avenue Capital Management II, L.P., Avenue Venture Opportunities Partners II, LLC, and GL Venture Opportunities Partners II, LLC are organized under the laws of the State of Delaware.
Marc Lasry is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this Item 4(a) is set forth in Row (9) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Percent of class: The information required by this Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row (5) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row (6) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row (7) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row (8) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Power of Attorney dated January 28, 2019 (filed as Exhibit 99.1 to Schedule 13G on October 3, 2024).

https://www.sec.gov/Archives/edgar/data/1792691/000182912624006629/beyondair_ex99-1.htm

Exhibit 99.2 Joint Filing Agreement (filed as Exhibit 99.2 to Schedule 13G on May 28, 2025).

https://www.sec.gov/Archives/edgar/data/1534133/000182912625004015/calcimedica_ex99-2.htm

## Signatures
- Avenue Venture Opportunities Fund II, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member GL Venture Opportunities Partners II LLC, Man. Mbr Avenue Venture Opportunities Partners II LLC, Gen. Ptnr. (09/02/2025)
- Avenue Capital Management II, L.P.: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member of Avenue Capital Management II GenPar, LLC, General Partner. (09/02/2025)
- Avenue Venture Opportunities Partners II, LLC: /s/ Andrew Schinder, Andrew Schinder POA for Marc Lasry, Member of GL Venture Opportunities Partners II, LLC, Managing Member (09/02/2025)
- GL Venture Opportunities Partners II, LLC: /s/ Andrew Schinder, Andrew Schinder Attorney-in-Fact for Marc Lasry, Member (09/02/2025)
- Marc Lasry: /s/ Andrew Schinder, Marc Lasry Attorney-in-Fact for Marc Lasry (09/02/2025)